Gregory J. Trask

gtrask@homerbonner.com

305.350.5155

July 29, 2024

VIA EMAIL piercel@sec.gov

Lauren Pierce

Kathleen Krebs

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	Maquia Capital Acquisition Corp

Preliminary Proxy Statement on Schedule 14A

Filed July 19, 2024

File No. 001-40380

Dear Ms. Pierce and Ms. Krebs:

On behalf of our client, Maquia Capital Acquisition Corp., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this time sensitive letter setting forth the Company’s response to the comments contained in the Staff’s letter dated July 25, 2024 (the “Comment Letter”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy”).

The Company has filed via EDGAR Amendment No. 1 to the Proxy (the “Amendment No. 1 to the Proxy”), which reflects the Company’s responses to the Comment Letter and certain updated information. We respectfully request an accelerated review of Amendment No. 1 to the Proxy as the Company’s deadline to file the definitive proxy is July 30, 2024.

For ease of reference, each comment contained in the Comment Letter is printed in bold below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in Amendment No. 1 to the Proxy. All capitalized terms used but not defined in this response letter, if any, have meanings ascribed to such terms in Amendment No. 1 to the Proxy.

Preliminary Proxy Statement on Schedule 14A

Questions and Answer About the Meeting

What vote is required to adopt the proposals?, page 11

1.	Disclose, if true, that approval of both proposals is assured without the vote of the Public Shareholders since the Sponsor and the company's officers and directors intend to vote any stock over which they have voting control in favor of the proposals.

1200 Four Seasons Tower | 1441 Brickell Avenue | Miami Florida 33131

305 350 5100 | www.homerbonner.com

Response: In response to the Staff’s comment, the disclosure has been revised on page 11 of Amendment No. 1 to the Proxy.

General

2.	Please revise to update the disclosure throughout the proxy statement to be as of the date of filing. We note numerous instances where it appears the disclosure is not as of the most recent date. As just one example, the disclosure regarding the potential de-listing of your securities from Nasdaq has not been updated to include recent developments.

Response: In response to the Staff’s comment, the disclosure has been revised on pages 18, 19, 23, 24, 27, and 38 of Amendment No. 1 to the Proxy.

3.	Please revise your proxy statement to provide clear and consistent disclosure regarding the number of Class A and Class B shares outstanding and entitled to vote; the number of Class A and Class B shares held by the Sponsor; and the number of Class A and Class B shares held by the Sponsor, officers, and directors. In your response letter, tell us how you arrived at the number of each class of shares. For example, disclosures in your proxy statement and 2024 Form 10- K filed April 16, 2024, appear to indicate that the Sponsor beneficially owns more Class A shares than the 583,743 Class A shares included in its private placement units, as well as more Class A shares than are outstanding following redemptions of Class A shares in connection with extension votes.

Response: In response to the Staff’s comment, the disclosure has been revised on pages 7, 11, 16, 22, 28, and 38 of Amendment No. 1 to the Proxy.

* * *

We hope that the foregoing has been responsive to the Staff’s comments. As mentioned above, the Company’s deadline to file the definitive proxy is July 30, 2024. If you have any questions related to this letter, please direct any such requests or questions to Gregory J. Trask at (305) 350-5155 or gtrask@homerbonner.com. Thank you.

Very truly yours,

Homer Bonner, P.A.

/s/ Gregory J. Trask
Gregory J. Trask

cc: Peter W. Homer, Esq.

Guillermo Cruz, Chief Operating Officer, Maquia Capital Acquisition Corp.

HomeR BonneR